UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 2, 2016

SPECTRA ENERGY CORP

(Exact name of registrant as specified in its charter)

Delaware	1-33007	20-5413139
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5400 Westheimer Court

Houston, Texas 77056

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 713-627-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Spectra Energy Corp (“Spectra Energy”) and Enbridge Inc. (“Enbridge”) received a request on November 2, 2016 for additional information and documentary material (the “Second Request”) from the Federal Trade Commission (“FTC”) and a Supplementary Information Request (the “SIR”) from the Canadian Competition Bureau (“Bureau”) in connection with the FTC’s and Bureau’s reviews, respectively, of Enbridge’s proposed transaction with Spectra Energy. The Second Request was issued under the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The SIR was issued under the Canadian Competition Act.

Issuance of the Second Request and the SIR is a standard part of the regulatory approval process for merger transactions of this type. The effect of the Second Request and the SIR is to extend the 30-day waiting period under the HSR Act and Canadian Competition Act, respectively, until thirty days after Enbridge and Spectra Energy have substantially complied with the Second Request and the SIR, respectively, unless that period is terminated earlier by the FTC or the Bureau, respectively. Enbridge and Spectra Energy will continue to work closely and cooperatively with the FTC and the Bureau as the agencies conduct their reviews of the proposed transaction, and will respond to and expeditiously resolve any questions from the FTC and the Bureau.

Completion of the proposed transaction remains subject to certain required regulatory approvals, including the expiration or termination of the waiting period under the HSR Act, the approval of the proposed transaction by the Bureau, the receipt of approvals of both Spectra Energy’s stockholders and Enbridge’s shareholders, and other customary closing conditions. Enbridge’s and Spectra Energy’s outlook on the proposed transaction remains unchanged. The expected timing for closing is targeted for the first quarter of 2017.

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FORWARD-LOOKING INFORMATION

This communication includes certain forward looking statements and information (“FLI”) to provide Enbridge and Spectra Energy’s shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this document contains FLI pertaining to, but not limited to, information with respect to the proposed transaction jointly announced by Enbridge and Spectra Energy on September 6, 2016.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favorable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; availability and price of labor and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this document is expressly qualified in its entirety by these cautionary statements.

Important Additional Information

In connection with the proposed transaction, Enbridge has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes a preliminary proxy statement of Spectra Energy and a preliminary prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra Energy will be submitted to Spectra Energy’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES FINAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Spectra Energy stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra Energy, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra Energy, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

Participants in the Solicitation

Enbridge, Spectra Energy, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra Energy’s directors and executive officers is available in Spectra Energy’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPECTRA ENERGY CORP

Date: November 2, 2016	By:	/s/ John. P. Reddy
	Name:	John P. Reddy
	Title:	Chief Financial Officer